UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	**ALEXANDRIA HOLDINGS, INC.**
Address of Principal Business Office	**1403 EAST 900 SOUTH, SALT LAKE CITY, UTAH 84105**
Telephone Number	**(801) 582-9609**
Name and Address of Agent for Service and Process	**PETER STUMPF** **920 SIERRA VISTA DRIVE #C10** **LAS VEGAS, NEVADA 89701**

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 000-29325

[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: NOT APPLICABLE.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: NOT APPLICABLE.

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Utah; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in Salt Lake City and State of Utah on this 20th day of January, 2005.

/s/ Ruairidh Campbell
ALEXANDRIA HOLDINGS, INC.
By: Ruairidh Campbell
Its: Chief Executive Officer

ATTEST: /s/ Ed Haidenthaller
Ed Haidenthaller
Director